Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	The Predecessor								The Company For the Period October 17, 2005 to December 31, 2005
	2002		2003		2004		For the Period January 1, 2005 to October 16, 2005
Earnings:

Income (loss) before income taxes and minority interests	$166.1		$214.9		$271.8		$79.0		$(136.2)
Fixed charges	22.2		20.7		14.5		5.3		33.0

Total adjustments	22.2		20.7		14.5		5.3		33.0

Earnings adjusted for fixed charges	$188.3		$235.6		$286.3		$84.3		$(103.2)

Fixed charges:

Interest expense (note no interest capitalized)	$15.5		$14.1		$7.3		$0.5		$31.9
Portion of rent expense representative of interest (1)	6.7		6.6		7.2		4.8		1.1

Total fixed charges	$22.2		$20.7		$14.5		$5.3		$33.0

Ratio of earnings to fixed charges	8.5	x	11.4	x	19.8	x	15.9	x	—

(1)	One third of rent expense is deemed to be representative of interest.